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UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2009
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Achillion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00448Q201

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

Item 1(a).	Name of Issuer: Achillion Pharmaceuticals, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 300 George Street, New Haven, CT 06511

Item 2(a).

Name of Person Filing:

Atlas Venture Fund V, L.P. (“Atlas V”), Atlas Venture Entrepreneurs’ Fund V, L.P. (“AVE V” and together with Atlas V, the “Atlas V Funds”), Atlas Venture Associates V, L.P. (“AVA V LP”), Atlas Venture Associates V, Inc. (“AVA V Inc.”), Axel Bichara (“Bichara”), Jean-Francois Formela (“Formela”) and Christopher Spray (“Spray”).  The persons and entities named in this Item 2(a) are referred to individually herein as a “Filing Person” and collectively as the “Filing Persons”.

AVA V Inc. is the sole general partner of AVA V LP.  AVA V LP is the sole general partner of the Atlas V Funds.  Messrs. Bichara, Formela and Spray are directors of AVA V Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business office of each of the Filing Persons is: 25 First Street, Suite 303 Cambridge, MA 02141
Item 2(c).

Citizenship:

Atlas V, AVE V and AVA V LP is each a limited partnership formed under the laws of the State of Delaware.  AVA V Inc. is a corporation formed under the laws of the State of Delaware.  Mr. Bichara is a citizen of Germany.  Mr. Formela is a citizen of France.  Mr. Spray is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share (the “Common Stock”).
Item 2(e).	CUSIP Number: 00448Q201

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

Amount Beneficially Owned:  Atlas V is the record holder of 1,942,770 shares of Common Stock as of February 10, 2011 (the “Atlas V Shares”).  AVE V is the record holder of 25,900 shares of Common Stock as of February 10, 2011 (the “AVE V Shares”).  By virtue of their relationship as affiliated limited partnerships, the Atlas V Funds may be deemed to share the power to direct the disposition of and vote the Atlas V Shares and the AVE V Shares, for an aggregate of 1,968,670 shares of Common Stock (the “Record Shares”).  As general partner of the Atlas V Fund, and by virtue of the Atlas V Fund relationship as affiliated limited partnerships, AVA V LP may also be deemed to beneficially own the Record Shares.  As the general partner of AVA V LP, AVA V Inc. may also be deemed to beneficially own the Record Shares.  In their capacities as directors of AVA V Inc. each of Messrs. Bichara, Formela and Spray may be deemed to beneficially own the Record Shares.

Each Filing Person disclaims beneficial ownership of the Record Shares except for such shares, if any, such Filing Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.
Each Filing Person has ceased to own beneficially more than 5% of the outstanding Common Stock of Achillion Pharmaceuticals, Inc.

All other items reported on the Schedule 13G dated as of February 4, 2010 and filed on behalf of the Filing Persons with respect to the Common Stock of Achillion Pharmaceuticals, Inc. remain unchanged.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011
*
Axel Bichara

*
Jean-Francois Formela

*
Christopher Spray

Atlas Venture Fund V, L.P.
Atlas Venture Entrepreneurs’ Fund V, L.P.
By: Atlas Venture Associates V, L.P.
their general partner
By: Atlas Venture Associates V, Inc.
its general partner

		By:	*
		Name:	Kristen Laguerre
		Title:	Vice President

Atlas Venture Associates V, L.P.
By: Atlas Venture Associates V, Inc.
its general partner

		By:	*
		Name:	Kristen Laguerre
		Title:	Vice President

Atlas Venture Associates V, Inc.
		By:	*
		Name:	Kristen Laguerre
		Title:	Vice President

* By:	/s/ Kristen Laguerre
By Kristen Laguerre in her
individual capacity and as
Attorney-in-Fact

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, each of the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Achillion Pharmaceuticals, Inc.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 10, 2011
*
Axel Bichara

*
Jean-Francois Formela

*
Christopher Spray

Atlas Venture Fund V, L.P.
Atlas Venture Entrepreneurs’ Fund V, L.P.
By: Atlas Venture Associates V, L.P.
their general partner
By: Atlas Venture Associates V, Inc.
its general partner

		By:	*
		Name:	Kristen Laguerre
		Title:	Vice President

Atlas Venture Associates V, L.P.
By: Atlas Venture Associates V, Inc.
its general partner

		By:	*
		Name:	Kristen Laguerre
		Title:	Vice President

Atlas Venture Associates V, Inc.
		By:	*
		Name:	Kristen Laguerre
		Title:	Vice President

* By:	/s/ Kristen Laguerre
By Kristen Laguerre in her
individual capacity and as
Attorney-in-Fact

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of Kristen Laguerre and Frank Castellucci his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself individually or on behalf of each or any of Atlas Venture Fund III, L.P., Atlas Venture Entrepreneurs’ Fund III, L.P., Atlas Venture Associates III, L.P., Atlas Venture Associates III, Inc., Atlas Venture Fund IV, L.P., Atlas Venture Entrepreneurs’ Fund IV, L.P., Atlas Venture Associates IV, L.P., Atlas Venture Associates IV, Inc., Atlas Venture Fund V, L.P., Atlas Venture Entrepreneurs’ Fund V, L.P., Atlas Venture Associates V, L.P., Atlas Venture Associates V, Inc., Atlas Venture Fund VI , L.P., Atlas Venture Entrepreneurs’ Fund VI, L.P., Atlas Venture Fund VI GmbH & Co., KG, Atlas Venture Associates VI, L.P., Atlas Venture Associates VI, Inc., Atlas Venture Fund VII, L.P., Atlas Venture Associates VII, L.P., Atlas Venture Associates VII, Inc., Atlas Venture Fund VIII, L.P., Atlas Venture Associates VIII, L.P. and Atlas Venture Associates VIII, Inc. pursuant to Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the Financial Industry Regulatory Authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 12th day of February, 2009.

/s/ Peter Barrett
Peter Barrett

/s/ Axel Bichara
Axel Bichara

/s/ Jeffrey Fagnan
Jeffrey Fagnan

/s/ Jean-Francois Formela
Jean-Francois Formela

/s/Christopher Spray
Christopher Spray